				Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest	$44,877	$50,991	$45,464	$47,464	$44,637
Interest applicable to rentals	1,596	1,849	1,916	1,880	1,162

Total fixed charges, as defined	46,473	52,840	$47,380	$49,344	$45,799

Preferred dividends, as defined (a)	5,347	4,674	4,490	5,099	5,067

Combined fixed charges and preferred dividends, as defined	$51,820	$57,514	$51,870	$54,443	$50,866

Earnings as defined:

Net Income	$38,973	$39,620	$52,408	$67,058	$73,497
Add:
Provision for income taxes:
Total income taxes	22,868	20,464	17,846	34,431	37,040
Fixed charges as above	46,473	52,840	47,380	49,344	45,799

Total earnings, as defined	$108,314	$112,924	$117,634	$150,833	$156,336

Ratio of earnings to fixed charges, as defined	2.33	2.14	2.48	3.06	3.41

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.09	1.96	2.27	2.77	3.07

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.